Exhibit 99.1

Dada Enters into Definitive Agreement for “Going Private” Transaction

SHANGHAI, China, April 1, 2025 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JD Sunflower Investment Limited, a British Virgin Islands company (“Parent”) and JD Sunflower Merger Sub Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). Parent is wholly owned by JD.com, Inc. (“JD”).

At the effective time of the Merger (the “Effective Time”), each American Depository Share of the Company (each, an “ADS”), representing four ordinary shares of the Company, par value US$0.0001 each (each, a “Share”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the Shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$2.0 in cash per ADS without interest, and each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.5 in cash per Share without interest.

The merger consideration represents a premium of approximately 42% to the closing price of the ADSs on January 24, 2025, the last trading day before the Company received the preliminary non-binding proposal letter from JD.

The Merger will be fully funded through cash contribution by JD.com International Limited, a wholly owned subsidiary of JD (the “Sponsor”). Parent has entered into a commitment letter, pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to provide the necessary financing for the transaction.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close within the third quarter of 2025 and is subject to customary closing conditions, including the authorization and approval of the Merger Agreement by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a general meeting of the Company’s shareholders. Parent has agreed to vote and cause its affiliates to vote, or cause to be voted, all Shares held directly or indirectly by them, which represent more than 60% of the voting rights attached to the issued and outstanding Shares, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company and its ADSs will no longer be listed on the Nasdaq Global Select Market.

Kroll, LLC is serving as the financial advisor to the Special Committee. Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Appleby is serving as Cayman Islands legal counsel to the Special Committee.

UBS AG Hong Kong Branch is serving as financial advisor to JD. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to JD. Harney Westwood & Riegels is serving as Cayman Islands legal counsel to JD.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, the Company and certain other participants in the Merger will prepare and disseminate to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors, risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement to be filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and Dada undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn